Exhibit 99.1

Ballard announces MOU with Adani for hydrogen fuel cells in India

VANCOUVER, BC and AHMEDABAD, India, Feb. 22, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today it has signed a non-binding Memorandum of Understanding ("MOU") with the Adani Group ("Adani Group"; NSE: ADANIENT) to evaluate a joint investment case for the commercialization of fuel cells in various mobility and industrial applications in India. Under the MOU, both parties will examine various options to cooperate, including potential collaboration for fuel cell manufacturing in India.

Adani Group, founded in 1988, is the largest and fastest-growing portfolio of diversified businesses in India, with a current market capitalization of approximately US$150 billion, comprising of seven publicly listed companies with businesses spanning power generation and distribution, renewable energy, gas and infrastructure, logistics (seaport, airports, shipping, and rail), mining and resources, and other sectors. Adani Group is the largest solar power developer in the world and has a goal to be the world's largest renewable energy company by 2030. Adani Group has committed to investing US$70 billion in solar, wind and hydrogen value chains over the next decade as part of its commitment to global action on climate change.

Hydrogen is increasingly viewed as a critical medium for the decarbonization of energy, industry, and mobility. Adani Group aims to be one of the largest green hydrogen producers in the world through accelerated investment in renewable energy. Efforts under this MOU will be anchored by Adani New Industries Limited, the newly formed subsidiary of Adani Enterprises, focused on generation of green hydrogen, including downstream products, green electricity generation, manufacture of electrolyzers and wind turbines, among others.

"Green hydrogen is the fuel of the future and fuel cells will be a game-changer in India's energy transition," stated Mr. Vneet S Jaain, Director, Adani New Industries Limited. "Our ability to build a world-class green hydrogen value chain will be critical in facilitating the energy transition and we are excited to partner with Ballard, a global leader in fuel cell technology, to create a shared fuel cell ecosystem in India. We will be deploying innovative use cases across our businesses with fuel cell trucks, mining equipment, marine vessels, off-road vehicles, and critical industrial power. We will shape the industry through this strategic collaboration."

"We are excited to partner with Adani given Mr. Gautam Adani's inspiring leadership and the highly complementary assets across the group portfolio," said Mr. Randy MacEwen, Ballard's President & CEO. "India represents a new growth opportunity for Ballard and we look forward to working with the Adani Group to support and accelerate their energy transition and decarbonization goals."

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of fuel cell products and Adani's use of such products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 22-FEB-22